BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT


1.  Reporting Issuer:

	Lucky 1 Enterprises Inc. (the "Company")
	(formerly Golden Nugget Exploration Inc.)
	P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	October 7, 2002


3.  News Release:

	News release was disseminated via Vancouver Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 Common Shares in the capital of the Company at the price of Canadian $0.40 per Common Share, for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.

5.  Full Description of Material Change:

	See attached Schedule "A"


6.  Senior Officer:

	Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.


7.  Statement of Senior Officer:

	The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this 7th day of October, 2002.


LUCKY 1 ENTERPRISES INC.

"Bedo H. Kalpakian"
_______________________
President



c.c.:   Quebec Securities Commission
	Attention:  Continuous Disclosure

	Alberta Securities Commission
	Attention:  Continuous Disclosure

        Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy

F27:Gggoct4

















SCHEDULE "A"

NEWS RELEASE


Symbol: LKYOF.OTC Bulletin Board


October 7, 2002


LUCKY 1 ENTERPRISES INC. (the "Company") is pleased to announce a non-brokered Private Placement Financing with certain investors for up to 4,000,000 Common Shares in the capital of the Company at the price of Canadian $0.40 per Common Share, for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519.


On behalf of the Board of
Lucky 1 Enterprises Inc.


"Bedo H. Kalpakian"
____________________________
Bedo H. Kalpakian, President

C:GNRoct7.doc